FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	May 14, 2015	By……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2015

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2015

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2015	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	36

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2015	Three months ended March 31, 2014	Year ended December 31, 2014

Net sales	857,445	868,312	3,727,252

Income before income taxes	61,281	79,191	383,239

Net income attributable to Canon Inc.	33,930	47,610	254,797

Comprehensive income (loss)	(15,896)	32,838	373,417

Canon Inc. shareholders’ equity	2,869,104	2,816,450	2,978,184

Total equity	3,030,369	2,974,303	3,140,758

Total assets	4,284,215	4,064,480	4,460,618

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	31.07	42.11	229.03

Diluted (yen)	31.07	42.11	229.03

Canon Inc. shareholders’ equity to total assets (%)	67.0	69.3	66.8

Cash flows from operating activities	99,452	132,254	583,927

Cash flows from investing activities	(33,721)	(56,475)	(269,298)

Cash flows from financing activities	(94,603)	(125,744)	(300,886)

Cash and cash equivalents at end of period	793,701	727,091	844,580

 Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in section “II. The Business” is also in conformity with U.S. GAAP.

Canon (consisting of the Company, 263 consolidated subsidiaries and 7 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2015.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2015.

II.     The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2015

No material contracts were entered into during the three months ended March 31, 2015.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2015, the U.S. economy continued recovering smoothly as employment conditions and consumer spending steadily improved. In Europe, although the U.K. and Germany showed signs of economic recovery, the economies of Russia and Southern European nations remained stagnant. The pace of economic expansion in China remained modest while other emerging countries faced slowdowns owing to currency depreciation. As for the Japanese economy, improvement was seen in the corporate sector and consumer spending was stable. As a result, the global economy overall continued realizing moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for semiconductor lithography equipment increased, fueled by continued customer investment. As for cameras, demand continued to decline both for interchangeable-lens digital cameras and digital compact cameras. Looking at inkjet printers, demand decreased slightly from the previous year due to sluggish market conditions in emerging economies.

The average value of the yen during the quarter was ¥119.25 against the U.S. dollar, a year-on-year depreciation of approximately ¥17, and ¥133.89 against the euro, a year-on-year appreciation of approximately ¥7.

During the first quarter, MFDs and laser printers enjoyed steady growth that has continued from the previous year. Despite solid growth in the U.S. market, interchangeable-lens digital cameras continued to face severe conditions in other regions while sales volume for digital compact cameras decreased in all regions compared with the same period of the previous year. Net sales of inkjet printers also decreased, mainly in Japan and emerging countries. Consequently, first-quarter net sales decreased 1.3% year on year to ¥857.4 billion despite the positive effect of favorable currency exchange rates. The gross profit ratio rose 1.4 points year on year to 51.1% thanks to ongoing cost-cutting activities and efforts aimed at controlling price reductions while gross profit increased 1.6% despite the decline in sales. Operating expenses increased 6.7% year on year to ¥372.4 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the increase in R&D expenses related to new business and new products. As a result, first-quarter operating profit decreased by 19.9% to ¥66.2 billion. Other income (deductions) decreased by ¥1.5 billion due to foreign currency exchange losses while income before income taxes decreased by 22.6% year on year to ¥61.3 billion. Net income attributable to Canon Inc. decreased by 28.7% to ¥33.9 billion due to such factors as the increase in corporate tax as a result of the revision to Japan’s tax system that was passed by the Diet in March.

Basic net income attributable to Canon Inc. shareholders per share for the quarter was ¥31.07, a year-on-year decrease of ¥11.04.

(3)	Operating Results (continued)

Looking at Canon’s first-quarter performance by business unit, within the Office Business Unit, as for office MFDs, despite the healthy demand for new imageRUNNER ADVANCE C350/C250-series models, color A4 (letter and legal-sized)-model imageRUNNER ADVANCE machines, and the imagePRESS C800/C700, color models targeting the light production market, total sales volume decreased slightly from the year-ago period due to slow demand in Asian countries and the rush in demand in Japan during the first quarter of the previous year that preceded the country’s consumption tax increase. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, although sales volume decreased in Japan as a result of the rush in demand during the same period of the previous year leading up to the consumption tax hike, sales volume overall increased owing to steadily growing demand in other regions. As a result, coupled with the positive effects of favorable currency exchange rates, sales for the business unit totaled ¥529.1 billion, a year-on-year increase of 3.9%, while operating profit totaled ¥71.7 billion, declining 1.0% due to the increase in R&D and other expenses.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined due to market shrinkage, the U.S. market showed signs of recovery with sales volume increasing from the same period of the previous year. Solid demand for advanced-amateur models, such as the EOS 7D Mark II, contributed to an improvement in the gross profit ratio. As for digital compact cameras, although sales volume for low-end models declined due to the ongoing contraction of the market in all regions from the previous year, sales volume for high-added-value models, featuring high image quality and high-magnification zoom capabilities, increased from the same period of the previous year. As for inkjet printers, although sales volume in the U.S. increased from the same period of the previous year thanks to sales promotions for new products featuring enhanced mobile-device compatibility for which demand is increasing and MAXIFY business-model inkjet printers, total sales volume declined slightly due to economic stagnation in emerging countries and the previous year’s rush in demand in Japan leading up to the hike in the country’s consumption tax. As a result, sales for the business unit decreased by 10.3% to ¥262.7 billion year on year, while operating profit totaled ¥29.1 billion, a decline of 30.7%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing investment by manufacturers led to an increase in first-quarter unit sales of lithography systems for memory devices and power semiconductor devices from the same period of the previous year. As for FPD lithography equipment, although no sales were recorded during the quarter, the market for FPD lithography equipment showed solid growth with positive developments in orders and shipments. Looking at medical equipment, although total sales for the segment decreased from the same period of the previous year, sales volume for high-resolution wireless models, among Canon’s mainstay digital radiography systems, increased. Consequently, sales for the business unit totaled ¥89.3 billion, a decrease of 0.5% year on year, while operating profit recorded a loss of ¥7.8 billion owing to upfront investment into next-generation technologies.

(3)	Operating Results (continued)

First-quarter results by major geographic area are summarized as follows:

Japan

Due to a pickup in demand before the consumption tax increase in 2014, net sales for the first quarter decreased 0.2% from the year-ago period to ¥614.5 billion. Operating profit decreased 14.1% year on year to ¥66.1 billion for the quarter.

Americas

Net sales for the first quarter increased 10.0% from the year-ago period to ¥251.8 billion due mainly to the positive effects of favorable currency exchange rates. Steady growth in demand for interchangeable-lens digital cameras and business model inkjet printer also contributed to sales in North America. Operating profit for the quarter totaled ¥4.2 billion, a decrease of 7.4% year on year owing to such factors as a temporary increase in logistic costs.

Europe

Sales for the first quarter decreased by 4.4% from the same period of the previous year to ¥261.0 billion owing to the negative effect of the appreciation of the yen. Operating profit for the first quarter posted a surplus of ¥0.2 billion.

Asia and Oceania

Laser printers enjoyed solid demand in Asia and Oceania. As a consequence, as well as the positive impact of depreciation of the yen, sales increased by 9.7% to ¥396.6 billion for the first quarter while operating profit increased 0.6% to ¥17.0 billion.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2015, cash flow from operating activities totaled ¥99.5 billion, a decrease of ¥32.8 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Due to capital investment focused on new products and a decrease in time deposits with original maturities of more than three months, which are included in short-term investments, cash flow from investing activities decreased ¥22.8 billion year on year to ¥33.7 billion. Accordingly, free cash flow totaled ¥65.8 billion, a decrease of ¥10.0 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥94.6 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥50.9 billion to ¥793.7 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2015.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2015 totaled ¥79.2 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the three months ended March 31, 2015.

(2)    Prospect of Capital Investment in the First Quarter of Fiscal 2015

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2014 and were completed during the three months ended March 31, 2015.

There were no significant changes in the plans relative to the retirement of property, plant and equipment during the three months ended March 31, 2015. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2015.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2015

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2015
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of March 31, 2015

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,820,800	-

Shares with full voting rights (Others)	1,090,355,900	10,903,559

Fractional unit shares (Note)	1,586,764	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,903,559

Note:

In “Fractional unit shares” under “Number of shares,” 9 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	241,820,800	18.13%

Total	241,820,800	18.13%

(2)	Directors and Executive Officers

There were no changes in members of directors and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents (Note 14)	793,701	844,580
Short-term investments (Note 2)	41,578	71,863
Trade receivables, net (Note 3)	536,805	625,675
Inventories (Note 4)	562,832	528,167
Prepaid expenses and other current assets (Notes 10 and 14)	320,450	321,648

Total current assets	2,255,366	2,391,933

Noncurrent receivables (Note 11)	29,590	29,785
Investments (Note 2)	66,830	65,176
Property, plant and equipment, net (Note 5)	1,252,923	1,269,529
Intangible assets, net	171,308	177,288
Other assets (Note 14)	508,198	526,907

Total assets	4,284,215	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2015	December 31, 2014

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	937	1,018
Trade payables (Note 6)	315,148	310,214
Accrued income taxes	32,897	57,212
Accrued expenses (Note 11)	326,473	345,237
Other current liabilities (Note 10)	190,865	207,698

Total current liabilities	866,320	921,379

Long-term debt, excluding current installments	1,152	1,148
Accrued pension and severance cost	272,477	280,928
Other noncurrent liabilities	113,897	116,405

Total liabilities	1,253,846	1,319,860

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. shareholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,482	401,563
Legal reserve	65,057	64,599
Retained earnings	3,261,037	3,320,392
Accumulated other comprehensive income (loss) (Note 8)	(22,280)	28,286
Treasury stock, at cost	(1,010,954)	(1,011,418)
(Number of shares)	(241,820,809)	(241,931,637)

Total Canon Inc. shareholders’ equity	2,869,104	2,978,184
Noncontrolling interests (Note 7)	161,265	162,574

Total equity (Note 7)	3,030,369	3,140,758

Total liabilities and equity	4,284,215	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014

Net sales	857,445	868,312

Cost of sales	418,881	436,830

Gross profit	438,564	431,482

Operating expenses:
Selling, general and administrative expenses (Note 14)	293,128	274,025
Research and development expenses	79,239	74,818

	372,367	348,843

Operating profit	66,197	82,639

Other income (deductions):
Interest and dividend income	1,587	1,604
Interest expense	(101)	(103)
Other, net (Notes 10, 13 and 14)	(6,402)	(4,949)

	(4,916)	(3,448)

Income before income taxes	61,281	79,191

Income taxes (Note 14)	26,429	28,613

Consolidated net income	34,852	50,578

Less: Net income attributable to noncontrolling interests	922	2,968

Net income attributable to Canon Inc.	33,930	47,610

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 9):
Basic	31.07	42.11
Diluted	31.07	42.11

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014

Consolidated net income	34,852	50,578
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	(54,128)	(32,736)
Net unrealized gains and losses on securities	472	(1,319)
Net gains and losses on derivative instruments	3,213	2,378
Pension liability adjustments	(305)	13,937

	(50,748)	(17,740)

Comprehensive income (loss) (Note 7)	(15,896)	32,838
Less: Comprehensive income attributable to noncontrolling interests	740	2,733

Comprehensive income (loss) attributable to Canon Inc.	(16,636)	30,105

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014
Cash flows from operating activities:
Consolidated net income	34,852	50,578
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	64,416	61,352
Loss on disposal of fixed assets	916	2,647
Deferred income taxes	(713)	4,212
Decrease in trade receivables	67,368	61,575
Increase in inventories	(52,604)	(6,945)
Increase in trade payables	27,012	6,651
Decrease in accrued income taxes	(23,650)	(16,677)
Decrease in accrued expenses	(8,053)	(12,162)
Increase (decrease) in accrued (prepaid) pension and severance cost	1,202	(6,326)
Other, net	(11,294)	(12,651)

Net cash provided by operating activities	99,452	132,254

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(56,344)	(57,418)
Proceeds from sale of fixed assets (Note 5)	495	1,861
Purchases of available-for-sale securities	(73)	(122)
Decrease in time deposits, net	27,808	25
Acquisitions of subsidiaries, net of cash acquired	(4,351)	(980)
Purchases of other investments	(963)	-
Other, net	(293)	159

Net cash used in investing activities	(33,721)	(56,475)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	248	179
Repayments of long-term debt	(358)	(580)
Decrease in short-term loans, net	-	(41)
Dividends paid	(92,806)	(73,905)
Repurchases of treasury stock, net	364	(50,006)
Other, net	(2,051)	(1,391)

Net cash used in financing activities	(94,603)	(125,744)

Effect of exchange rate changes on cash and cash equivalents	(22,007)	(11,853)

Net change in cash and cash equivalents	(50,879)	(61,818)

Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	793,701	727,091

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	97	76
Income taxes	43,109	46,864

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2015 and December 31, 2014 are summarized as follows:

	March 31, 2015	December 31, 2014
Consolidated subsidiaries	263	261
Affiliated companies	7	7

Total	270	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in April 2015, the FASB proposed a one-year delay in the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the adoption date and the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at March 31, 2015 and December 31, 2014 were as follows:

	Millions of yen
	March 31, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	294	-	5	289
Corporate bonds	511	326	29	808
Fund trusts	73	1	-	74
Equity securities	20,950	20,186	7	41,129

	21,828	20,513	41	42,300

	Millions of yen
	December 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	331	-	6	325
Corporate bonds	512	153	29	636
Fund trusts	84	-	-	84
Equity securities	20,905	19,765	17	40,653

	21,832	19,918	52	41,698

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at March 31, 2015:

	Millions of yen
	Cost	Fair value
Due after five years	805	1,097

	805	1,097

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were nil for the three months ended March 31, 2015 and 2014. The gross realized losses, including write-downs for impairments that were other than temporary, were nil for the three months ended March 31, 2015 and 2014.

At March 31, 2015, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥41,578 million and ¥71,863 million at March 31, 2015 and December 31, 2014, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥2,092 million and ¥1,164 million at March 31, 2015 and December 31, 2014, respectively. These investments were not evaluated for impairment at March 31, 2015 and December 31, 2014, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2015	December 31, 2014

Notes	17,793	18,476
Accounts	530,557	619,321
Less allowance for doubtful receivables	(11,545)	(12,122)

	536,805	625,675

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2015	December 31, 2014

Finished goods	383,458	363,685
Work in process	161,570	144,394
Raw materials	17,804	20,088

	562,832	528,167

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2015	December 31, 2014

Land	283,919	286,336
Buildings	1,606,225	1,609,667
Machinery and equipment	1,808,816	1,822,026
Construction in progress	73,110	70,759

	3,772,070	3,788,788
Less accumulated depreciation	(2,519,147)	(2,519,259)

	1,252,923	1,269,529

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2015	December 31, 2014

Notes	14,263	14,112
Accounts	300,885	296,102

	315,148	310,214

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2015 and 2014 are as follows:

	Millions of yen

	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2014	2,978,184	162,574	3,140,758

Dividends to Canon Inc. shareholders	(92,806)	-	(92,806)
Dividends to noncontrolling interests	-	(2,048)	(2,048)
Equity transactions with noncontrolling interests and other	(2)	(1)	(3)

Comprehensive income:
Net income	33,930	922	34,852
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(53,730)	(398)	(54,128)
Net unrealized gains and losses on securities	253	219	472
Net gains and losses on derivative instruments	3,211	2	3,213
Pension liability adjustments	(300)	(5)	(305)

Total comprehensive income (loss)	(16,636)	740	(15,896)

Repurchase of treasury stock, net	364	-	364

Balance at March 31, 2015	2,869,104	161,265	3,030,369

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. shareholders	(73,905)	-	(73,905)
Dividends to noncontrolling interests	-	(1,391)	(1,391)
Equity transactions with noncontrolling interests and other	(6)	(4)	(10)

Comprehensive income:
Net income	47,610	2,968	50,578
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(32,565)	(171)	(32,736)
Net unrealized gains and losses on securities	(1,254)	(65)	(1,319)
Net gains and losses on derivative instruments	2,378	-	2,378
Pension liability adjustments	13,936	1	13,937

Total comprehensive income	30,105	2,733	32,838

Repurchase of treasury stock, net	(50,006)	-	(50,006)

Balance at March 31, 2014	2,816,450	157,853	2,974,303

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2015 and 2014 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286

Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	(53,730)	253	1,214	(330)	(52,593)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	1,997	30	2,027

Net change during the period	(53,730)	253	3,211	(300)	(50,566)

Balance at March 31, 2015	90,827	12,799	608	(126,514)	(22,280)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)

Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	(32,565)	(1,254)	886	1,490	(31,443)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	1,492	12,446	13,938

Net change during the period	(32,565)	(1,254)	2,378	13,936	(17,505)

Balance at March 31, 2014	(30,831)	8,988	(30)	(76,278)	(98,151)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2015 and 2014 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended March 31, 2015	Three months ended March 31, 2014	Affected line items in consolidated statements of income

Gains and losses on derivative instruments	2,984	2,442	Other, net
	(987)	(950)	Income taxes

	1,997	1,492	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	1,997	1,492	Net income attributable to Canon Inc.

Pension liability adjustments	(53)	13,011	*2
	77	(563)	Income taxes

	24	12,448	Consolidated net income
	6	(2)	Net income attributable to noncontrolling interests

	30	12,446	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,027	13,938

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2015 and 2014 is as follows:

	Millions of yen
	Three months ended March 31, 2015	Three months ended March 31, 2014
Net income attributable to Canon Inc.	33,930	47,610

	Number of shares
	Three months ended March 31, 2015	Three months ended March 31, 2014
Average common shares outstanding	1,091,890,560	1,130,613,532
Effect of dilutive securities:
Stock options	60,862	-

Diluted common shares outstanding	1,091,951,422	1,130,613,532

	Yen
	Three months ended March 31, 2015	Three months ended March 31, 2014
Net income attributable to Canon Inc. shareholders per share:
Basic	31.07	42.11
Diluted	31.07	42.11

The computation of diluted net income attributable to Canon Inc. shareholders per share for the three months ended March 31, 2015 and 2014 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2015 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2015 and December 31, 2014 are set forth below:

	Millions of yen
	March 31, 2015	December 31, 2014

To sell foreign currencies	251,199	358,862
To buy foreign currencies	286,695	21,365

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2015 and December 31, 2014.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	668	8
Liabilities:
Foreign exchange contracts	Other current liabilities	1,197	1,597

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,866	257
Liabilities:
Foreign exchange contracts	Other current liabilities	4,180	9,570

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2015 and 2014.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	5,037	Other, net	(2,984)	Other, net	(29)

	Millions of yen
Three months ended March 31, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	3,828	Other, net	(2,442)	Other, net	(32)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	8,504

	Millions of yen
Three months ended March 31, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,033)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2015, commitments outstanding for the purchase of property, plant and equipment approximated ¥41,577 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥73,848 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,876 million and ¥13,847 million at March 31, 2015 and December 31, 2014, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥23,404 million (within one year) and ¥56,856 million (after one year), at March 31, 2015.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥9,023 million at March 31, 2015. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2015 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2015 and 2014 is summarized as follows:

Three months ended March 31, 2015

Millions of yen
Balance at December 31, 2014	11,564
Addition	5,952
Utilization	(4,600)
Other	(1,783)

Balance at March 31, 2015	11,133

Three months ended March 31, 2014

Millions of yen
Balance at December 31, 2013	10,890
Addition	4,605
Utilization	(3,802)
Other	(1,023)

Balance at March 31, 2014	10,670

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2015 and December 31, 2014 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	March 31, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(2,053)	(2,039)	(2,163)	(2,146)
Foreign exchange contracts:
Assets	2,534	2,534	265	265
Liabilities	(5,377)	(5,377)	(11,167)	(11,167)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2015 and December 31, 2014, one customer accounted for approximately 16% of consolidated trade receivables. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2015 and December 31, 2014.

	Millions of yen
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	193,956	-	193,956
Available-for-sale (noncurrent):
Government bonds	289	-	-	289
Corporate bonds	-	161	647	808
Fund trusts	12	62	-	74
Equity securities	41,129	-	-	41,129
Derivatives	-	2,534	-	2,534

Total assets	41,430	196,713	647	238,790

Liabilities:
Derivatives	-	5,377	-	5,377

Total liabilities	-	5,377	-	5,377

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	139,240	-	139,240
Available-for-sale (noncurrent):
Government bonds	325	-	-	325
Corporate bonds	-	162	474	636
Fund trusts	12	72	-	84
Equity securities	40,653	-	-	40,653
Derivatives	-	265	-	265

Total assets	40,990	139,739	474	181,203

Liabilities:
Derivatives	-	11,167	-	11,167

Total liabilities	-	11,167	-	11,167

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2015 and 2014.

Three months ended March 31, 2015

Millions of yen
Balance at December 31, 2014	474
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	173
Purchases, issuances and settlements	-

Balance at March 31, 2015	647

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

Three months ended March 31, 2014

Millions of yen
Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(16)
Purchases, issuances and settlements	18

Balance at March 31, 2014	342

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2015 and 2014, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2015 and 2014, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange losses were ¥7,926 million and ¥5,807 million for the three months ended March 31, 2015 and 2014, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥11,950 million and ¥11,288 million for the three months ended March 31, 2015 and 2014, respectively.

Shipping and handling costs totaled ¥12,975 million and ¥11,850 million for the three months ended March 31, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥193,956 million and ¥139,240 million at March 31, 2015 and December 31, 2014, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥283,471 million and ¥246,766 million at March 31, 2015 and 2014, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2015 and 2014 are not significant.

The activity in the allowance for credit losses is as follows:

    Three months ended March 31, 2015

Millions of yen

Balance at December 31, 2014	6,276

Charge-offs	(360)

Provision	6

Other	(572)

Balance at March 31, 2015	5,350

Three months ended March 31, 2014

Millions of yen

Balance at December 31, 2013	7,323

Charge-offs	(213)

Provision	68

Other	(623)

Balance at March 31, 2014	6,555

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2015 and December 31, 2014 are not significant.

Amendments to the Japanese tax regulations were enacted into law on March 31, 2015. As a result of these amendments, the statutory income tax rates utilized for deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2016 to December 31, 2016 and from January 1, 2017 thereafter were changed to approximately 33% and 32%, respectively. The adjustments of deferred tax assets and liabilities for this amendment to tax law amounted to ¥6,678 million and have been reflected in income taxes in the consolidated statement of income for the three months ended March 31, 2015.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large-format inkjet printers /

Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

 Information about operating results for each segment for the three months ended March 31, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	528,499	262,349	66,597	–	857,445
Intersegment	632	309	22,706	(23,647)	–

Total	529,131	262,658	89,303	(23,647)	857,445

Operating cost and expenses	457,415	233,540	97,142	3,151	791,248

Operating profit	71,716	29,118	(7,839)	(26,798)	66,197

2014:

Net sales:
External customers	508,099	292,613	67,600	–	868,312
Intersegment	1,077	196	22,170	(23,443)	–

Total	509,176	292,809	89,770	(23,443)	868,312

Operating cost and expenses	436,719	250,783	97,391	780	785,673

Operating profit	72,457	42,026	(7,621)	(24,223)	82,639

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2015 and 2014 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2015:

Net sales:	165,143	248,975	245,959	197,368	857,445

2014:

Net sales:	191,713	228,531	261,911	186,157	868,312

 Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the three months ended March 31, 2015 and 2014.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	182,437	247,599	246,349	181,060	–	857,445
Intersegment	432,034	4,167	14,651	215,581	(666,433)	–

Total	614,471	251,766	261,000	396,641	(666,433)	857,445
Operating cost and expenses	548,348	247,536	260,772	379,656	(645,064)	791,248

Operating profit	66,123	4,230	228	16,985	(21,369)	66,197

2014:

Net sales:
External customers	208,645	228,200	261,573	169,894	–	868,312
Intersegment	407,091	693	11,476	191,634	(610,894)	–

Total	615,736	228,893	273,049	361,528	(610,894)	868,312
Operating cost and expenses	538,797	224,325	268,018	344,640	(590,107)	785,673

Operating profit	76,939	4,568	5,031	16,888	(20,787)	82,639

(16)	Subsequent Event

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of ¥ 244,725 million. In addition, the Company acquired 8.7% of the issued shares of Axis primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest currently represents 84.8% of the issued shares of Axis.

The Company views its network surveillance camera business as a promising new business area for Canon. Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness through the acquisition.

The acquisition will be accounted for using the acquisition method. Acquisition-related costs are expensed as incurred. Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the issuance date of the consolidated financial statements.

(2)	Other Information

None.